Exhibit 4.4

Telecommunications Services Agreement

This Agreement was entered into on December 30, 2004 by and between:

1.	China Mobile (Hong Kong) Limited, a limited liability company incorporated and duly existing in accordance with Hong Kong law with its legal address at 60/F., The Center, 99 Queen’s Road Central, Hong Kong (hereinafter referred to as “Party A”); and

2.	China Mobile Communications Corporation, a state-owned enterprise incorporated and duly existing in accordance with People’s Republic of China (hereinafter as “PRC”) law with its legal address at No. 29, Jin Rong Avenue, Xi Cheng District, Beijing, the PRC (hereinafter referred to as “Party B”).

WHEREAS:

1.	To facilitate the development of the mobile telecommunications business and engage in ordinary production and operating activities in their normal operations, Party A’s relevant subsidiaries require certain telecommunications services from Party B’s relevant subsidiaries;

2.	Prior to the execution of this Agreement, certain subsidiaries of Party A had previously entered into various service agreements in relation to the planning and design of telecommunications projects, contracting and construction of construction projects, maintenance of telecommunication equipments and transmission lines, and sales, installation and maintenance of telecommunication steel towers, etc., (collectively as “the Former Agreements” as listed in Appendix I hereof) with certain subsidiaries of Party B. To facilitate the management and performance of these agreements, the two parties hereto intend to urge its respective subsidiaries to terminate the Former Agreements and re-execute this Agreement with respect to the relevant services with fair and reasonable arrangements on normal commercial terms.

THEREFORE, following amicable consultation, Party A and Party B have reached the following agreements:

1.	Provision of Telecommunications Services to Party A

1.1	Party B agrees to urge its relevant subsidiaries to provide telecommunications services to Party A’s relevant subsidiaries in accordance with terms and conditions hereof, and Party A agrees to urge its designated subsidiaries to receive the telecommunications services provided by Party B’s subsidiaries in accordance with terms and conditions hereof. In this Agreement, the relevant subsidiaries of Party B which are to provide services are collectively referred to called as “the Providers” while the relevant subsidiaries of Party A that are to receive services provided by Party B’s subsidiaries are collectively referred to as “the Receivers”.

1.2	This Agreement shall constitute the entire agreement between the two parties representing itself or its own relevant subsidiaries with respect to telecommunications services. The Former Agreements shall be terminated on the effective date of this Agreement, January 1, 2005, when this Agreement shall fully replace the Former Agreements.

1.3	Each and all responsibilities, obligations and interests arsing from the performance of this Agreement by the relevant subsidiaries of the parties hereto in accordance with terms of this Agreement as the Providers and Receivers shall ultimately be taken and/or enjoyed by Party A or Party B respectively.

2.	The Scope of Services

Pursuant to this Agreement, the Providers shall provide the following telecommunications services:

2.1	Planning, design and consultation of telecommunications projects

The telecommunications projects include, but not limited to, the constructions of telecommunications networks, telecommunication lines and ducts, base stations and transmission lines, expansion and restructure of network capacity, and installation and trial of telecommunications facilities. The scope of services include, but not limited to, planning, design and consultation of telecommunications projects, subject research and demonstration of construction projects, and compilation of project proposals, feasibility study report and engineering design documents.

2.2	Construction of telecommunications projects

The telecommunications projects include, but not limited to, the constructions of telecommunications networks, telecommunication lines and ducts, infrastructure, expansion of network capacity and innovation change accordingly. The scope of services include, but not limited to, construction, building, earlier stage survey and trial of telecommunications projects, and installation, construction equipment reparation, decoration and other relevant services for telecommunications equipments.

2.3	Maintenance of telecommunications facilities and equipments

Telecommunications facilities and equipments include, but not limited to, optical fiber lines, telecommunications towers, station bases, ancillary [watch rooms], [watermark rooms], watching towers, mark stones, ducts, signs, etc. Maintenance services include regular inspection, survey, routine maintenance and reparation, obstacle clearance, security and emergent reparation and restoration to ensure the normal and smooth operation of Party A’s telecommunications facilities and equipments.

2.4	Sales, installation and maintenance of telecommunications towers

Telecommunications towers include its auxiliary equipments, facilities and antenna and other components. The scope of services refer to the relevant design, manufacturing, installation and maintenance in relation to the telecommunications towers sold by the Providers, and other services agreed by the two parties in relation to the said telecommunications towers.

3.	The Basic Principles

3.1	The terms and standards on which the Providers render the telecommunications services to the Receivers shall not be less favorable than those extended by the Providers to any third party for the same or similar services.

3.2	Under the circumstances where, without the Providers’ fault, the Providers are unable to provide or completely provide the telecommunications services hereunder, the Providers shall give a notice to the Receivers in a timely manner, and shall use its best efforts to assist the Receivers to obtain the same or similar services from other parties.

3.3	The telecommunications services hereunder shall be rendered in conformity with relevant state-mandated standards (if any).

3.4	Provided that it is not prohibited by the laws and regulations, and with the prior consent of the Receivers, the Providers may delegate a third party (including the Providers’ subsidiaries and affiliates and Party B’s other subsidiaries and affiliates) to provide to the Receivers certain specific telecommunications services hereunder on behalf of the Providers. The Providers, however, shall ensure that the third party is qualified to provide such services under applicable mandatory requirement by the state and that the terms and standards on which the third party renders the telecommunications services shall not be less favorable than those committed by the Providers. Each and all responsibilities and obligations for the services rendered by the third party shall ultimately and fully be taken by the Providers. The Providers shall bear any and all extra expenses incurred by retaining any third party.

3.5	Should a breach of this Agreement by any party cause a loss to the other party, the breaching party shall be responsible for the payment of damages to the other party to compensate for the full amount of such loss. However, neither party shall be liable for any loss caused by force majeure.

3.6	Each party shall provide all reasonable and necessary assistance to the other party for performing the obligations under of this Agreement.

3.7	Additional terms of agreement on the telecommunications services are contained in Appendix II, III, IV and V attached to this Agreement.

3.8	Subject to this Agreement and its appendices, the relevant subsidiaries of the parties may, in accordance with the practical situation, execute detailed implementing rules specifying the content, standards, scope, means of the services or any other particular requirements in relation to the provision of a certain specific service, which should fall within the scope of and do not conflict with this Agreement and its appendices.

4.	Pricing Principles and Payment Methods

4.1	Service charges for planning, design and consultation of telecommunications projects

4.1.1	Service charges for planning, design and consultation of telecommunications projects shall be determined according to the following documents and shall not surpass the upper limits stipulated therein: (1) Notice regarding the Issuance of Administering Regulations on Service Charges of Engineering Inspection and Design (ji jia ge [2002] No.10) jointly issued by State Developing and Planning Commission and Ministry of Construction; (2) Temporary Regulations on Early Stage Consultation Fees of Project Proposal (ji jia ge [1999] no.1283), published by State Developing and Planning Commission on September 10, 1999. If the above pricing documents are superceded by other government documents, prices shall be negotiated and agreed upon by both parties and shall not surpass the upper limits stipulated by the newly issued government documents.

4.1.2	After the design projects have been confirmed by the Providers and the Receivers, Party A shall pay Party B a deposit equivalent to 10% of the estimated design fees. The deposit can be used as the design fees. The deposit shall be non-refundable if the Receivers fail to perform its agreement under the detailed implementing rules. However, if the Providers fail to perform under the detailed implementing rules, twice of the amount of deposit shall be refunded by Party B to Party A.

4.1.3	Design fees can be paid in instalments corresponding to the delivery of design documents in every phase, or in one lump sum upon the delivery of the final work.

4.1.4	The actual design fees shall be initially determined by estimate, and ultimately determined by actual cost, with a refund for over-payment or an additional payment for any deficiency, as the case may be.

4.2	The construction of telecommunications projects and relevant service charges

4.2.1	Service charges for the construction of telecommunications projects shall be determined according to the following documents and shall not surpass the upper limits stipulated therein: (1) Budget Quota of Integrated Wiring System for Buildings and Building Clusters and Budget Quota of Installation of Mobile Telecommunications Equipment (amended), (XinBuGui [2000] No. 904), promulgated in September 2000 by the Ministry of Information Industry; (2) Estimation, Budget Compilation and Expenses Quota of Telecommunications Construction Works, Budget Quota of Telecommunications Construction Works, First Volume (Telecommunications Equipment Works) (YouBu [1995] No. 626), by the former Ministry of Posts and Telecommunications; (3) Classification Criteria of Telecommunications Construction Works, (YouBu [1995] No. 945), by the former Ministry of Posts and Telecommunications. If the above pricing documents are superceded by other government documents, prices shall be negotiated and agreed upon by both parties and shall not surpass the upper limits stipulated by the newly issued government documents.

4.2.2	Payment of service charges

(i)	Party A shall pay Party B a sum equivalent to 10% of the total service charges within 7 working days after both the Providers and the Receivers have agreed on each particular item of services and signed the detailed implementing rules.

(ii)	In the course of the construction, the Providers shall, in accordance with the detailed implementing rules, regularly provide the Receivers with a statement on amount of work completed; Party A shall pay Party B a sum equivalent to 70% of the total service charges within 10 working days upon the completion of all agreed works (except for the work during the period of warranty) by the Providers, and upon the receipt and verification of the Receivers of the final statement provided by the Providers;

(iii)	After the construction has been inspected and accepted, the Providers shall, based on the time limit stipulated under the detailed implementing rules, provide the Receivers with settlement documents. Within 20 working days after receipt of the settlement documents and the completions auditing by the Receivers, Party A shall pay the Providers the balance of the service charges in accordance with the results of the audit.

4.2.3	After the execution of the detailed implementing rules, if the amount of the construction increases or decreases due to a change in the project’s design, then based on the actual amount of work actually provided by the Providers, the service charges shall be adjusted in accordance with the pricing principle and criteria stipulated under this Agreement and the detailed implementing rules.

4.3	Maintenance service charges for telecommunications facilities and equipments

4.3.1	Service charges for maintenance of telecommunications facilities and equipments shall be determined in accordance with the relevant provisions of the Tariff Manual of Posts and Telecommunications issued in 1999 by the Ministry of Information Industry and shall not surpass the upper limits stipulated therein. If the above document is superceded by other government documents, prices shall be negotiated and agreed upon by both parties and shall not surpass the upper limits stipulated by the newly issued government documents.

4.3.2	The maintenance fees shall be paid monthly by the 15th of each month. The amount of advanced payment for the maintenance fees shall be calculated based on the quantity of telecommunication facilities and equipments then actually maintained by the Providers.

4.3.3	Party B and the Providers shall bear the relevant expenses for low-value and easily-worn utensils, tools, vehicles, transportation and personnel incurred in providing the maintenance services by the Providers, while Party A and the Receivers shall bear the relevant expenses for back-up products, components, materials for emergent repairs and manufacturers supporting fees required by the Providers in providing the maintenance services.

4.3.4	Both the Providers and the Receivers shall verify the settlement of maintenance fees quarterly, i.e. within fifteen (15) working days by the end of each quarter. After the confirmation of settlement of the maintenance fees, the prepayment shall be refunded and the balance of payment be settled.

4.4	The price and service charges for telecommunications towers

4.4.1	The price and service charges for telecommunications towers under this Agreement shall be determined according to the following principles:

(i)	If there are any prevailing state-mandated or local prices fixed by the state or local governments (as amended from time to time, same as below), such prices shall apply; or

(ii)	If there are no prevailing state-mandated or local prices fixed by the state or local governments available, market prices negotiated and agreed upon by both parties shall apply.

4.4.2	The price for telecommunications towers (including the steel tower and its basic manufacturing, installation and trial fees, collectively as “the Aggregate Price”) under this Agreement shall be determined through negotiation between Party A and Party B in accordance with Article 4.4.1 of this Agreement, and paid by Party A as follows:

(i)	Party A shall make a payment equivalent to 20% of the Aggregate Price to Party B within fifteen (15) working days upon the written confirmation of the Receivers and the Providers in relation to the Aggregate Price of the ordered telecommunications towers, pursuant to the advanced payment notice issued by the Providers.

(ii)	Party A shall make a payment equivalent to 70% of the Aggregate Price to Party B within fifteen (15) working days upon receipt of the ordered telecommunications towers and the completion of installation by the Providers.

(iii)	After the completion of installation of the telecommunications towers by the Providers, and the trials and examinations conducted by the Receivers, the Receivers and the Providers shall countersign the examination qualification certificates. Party A shall make a payment equivalent to 5% of the Aggregate Price to Party B within fifteen (15) working days upon the execution of the examination qualification certificates. Party A shall pay Party B the remaining 5% of the Aggregate Price upon the first year anniversary of the execution of the examination qualification certificates, provided that the telecommunications towers have been working functionally during that period of time.

4.4.3	The annual maintenance fees for telecommunications towers under this Agreement shall be determined according to the following principles:

(i)	If there are any prevailing state-mandated or local prices fixed by the state or local governments (as amended from time to time, same as below), such prices shall apply, or;

(iii)	If there are no prevailing state-mandated or local prices fixed by the state or local governments available, market prices negotiated and agreed upon by both parties shall apply.

On the basis of the above principles, the first year’s maintenance fee for a particular telecommunications towers shall be calculated as per the actual days from the execution date of the examination qualification certificate through December 31, of that year in accordance with Article 4.4.2 (iii) of this Agreement.

4.4.4	The maintenance fees for telecommunications towers under this Agreement shall be paid as follows:

(i)	Party A shall make an advanced payment of maintenance fees for the first half year prior to January 15 of each year, and for the other half year prior to July 15 of each year;

(ii)	Party A and Party B shall respectively verify and confirm the amount of the advanced payments of the maintenance fees prior to December 15 of the earlier year and June 15 of that year, and respectively deliver the invoices to the other party prior to December 31 of the earlier year and June 30 of that year in accordance with confirmation of both parties. If any disagreement on the amount of the advanced maintenance fees arises, the parties shall first pay the agreed part of payment in accordance with Article 4.4.4 (i); and pay the balance after the part under disagreement has been verified and confirmed.

(iii)	Party A and Party B shall respectively verify the settlement of maintenance fees for telecommunications towers for the second half year of the last year and the first half year of that year prior to February 15 and August 15 of the same year. After the confirmation of settlement of the maintenance fees for telecommunications towers, the overpaid shall be refunded and the balance of payment be settled.

4.5	Party B shall issue a valid commercial receipt to Party A in a timely manner upon receipt of any of the above-mentioned payments made by Party A.

4.6	The annual service charges (inclusive of the Aggregate Price for purchasing telecommunications towers) Party A shall pay to Party B under this Agreement is estimated as RMB2.5 billion yuan, and can be settled directly by Party A’s relevant subsidiaries that actually receive the services to Party B’s relevant subsidiaries that actually provide the services in accordance with the above-mentioned pricing principles and payment methods and the services actually provided, whichever is the case; provided that the total amount of the actual annual service charges shall not exceed RMB2.5 billion yuan.

4.7	If Party A fails to pay Party B within such period as has been agreed upon by both parties, Party A shall pay Party B a late payment penalty calculated at 0.03% of the unpaid amount, for each day of the late payment; if the late payment was overdue for more than 60 days, Party B may give Party A a written notice to terminate services. If after 30 days of Party A’s receipt of the written notice, Party A still has not paid the said service charges, then Party B may, without prejudice to any other rights and obligations already accrued or incurred to it under this Agreement, terminate the said services.

5.	Representations, Warranties and Undertakings

5.1	Each party represents and warrants to the other party that this Agreement is valid and equally binding on each party.

5.2	Each of Party A and Party B warrants to the other party that each of its subsidiaries has agreed to terminate the Former Agreements and perform this Agreement as the Providers and the Receivers respectively upon the effective date of this Agreement.

5.3	Party B warrants that its relevant subsidiaries to provide services possess all qualifications and licenses (including but not limited to qualifications in relation to construction engineering, construction design, telecommunications tower installation and maintenance) required by relevant governmental regulatory authorities to provide the telecommunications services under this Agreement, and that the said qualifications and licenses are all valid during the term of this Agreement.

5.4	Party B warrants that the telecommunications towers Party B distributes are in conformity with the standards stipulated by the Ministry of Information Industry and other relevant governmental authorities, and its relevant interconnection licenses have been obtained in case it is a mandatory requirement by governmental or regulatory authorities.

5.5	Party B shall ensure the recruitment of sufficient qualified and experienced professional employees by its relevant subsidiaries to provide satisfactory telecommunications services stipulated under this Agreement.

5.6	Party B shall ensure that the employees of its relevant subsidiaries are able to receive and provide sufficient instructions and explanations relating to the telecommunications services under this Agreement, and that the services are rendered with reasonable care and skill, such that the services can meet the standards required by Party A, and warrants that no harm will be caused to Party A by the acts or omissions of Party B’s employees responsible for rendering the services.

5.7	Party A warrants that it has obtained all necessary approvals or other governmental permits (if there is any mandatory requirements ) for its telecommunications projects to be contracted to Party B for design, consultation or building, and warrants to receive the construction licenses in a timely manner (as the case may be).

5.8	Party A warrants that the Receivers will, in accordance with the provisions of this Agreement, accept the telecommunications services rendered by Party B and provide all necessary assistance and pay various charges, and that no harm will be caused to Party B or the Providers by the acts or omissions of Party A.

6.	Term of this Agreement

This	Agreement shall be effective on January 1, 2005 and expire after December 31, 2007.

7.	Force Majeure

If, due to a force majeure event, the occurrence of which is unpredictable and the consequences of which are unavoidable and insurmountable, either party or its subsidiaries is prevented from performing this Agreement in accordance with the agreed provisions, the affected party shall immediately give notice to the other party, and shall, within fifteen (15) days, provide the relevant detailed information and valid documents of proof evidencing the grounds for non-performance, partial performance, or withheld performance of the relevant obligations under this Agreement. Depending upon the extent to which the performance may be affected by the force majeure event, both parties shall discuss and agree whether or not to terminate, partially excuse, or delay the performance of the obligations concerned.

8.	Confidentiality

Unless otherwise required by the relevant laws or supervisory and regulatory authorities, neither party (including but not limited to its relevant subsidiaries) shall provide or divulge to any other company, enterprise, organization or individual any information or data concerning the contents of this Agreement or relating to the business of the other party, unless the prior written consent of the other party has been obtained (and such consent shall not be unreasonably refused or withheld).

9.	Assignment

Except for the cases stated in Article 3.4 hereof, without the prior written consent of the other party, neither party may assign or delegate to any third party any or all right(s) or obligation(s) accruing to it or the Providers or the Receivers under this Agreement.

10.	No Waiver

Unless otherwise provided by law, any failure to exercise, or delay in exercising any right, power or privilege to which a party is entitled under this Agreement shall not be construed as a waiver of such right, power, or privilege, and any partial exercise of such right, power, or privilege shall not prejudice the future exercise of such right, power, or privilege.

11.	Notice

Any notice related to this Agreement shall be made in writing and delivered in person, or by facsimile or post. Any notice shall be deemed as delivered at the time of delivery, if delivered in person; or at the time when the facsimile machine indicates successful submission, if delivered by facsimile; or on the fifth working day (not accounting statutory holidays) after it has been posted, if delivered by post. Any notice is effective upon delivery.

12.	Applicable Law and Dispute Settlement

12.1	This Agreement shall be governed by, and interpreted and enforced in accordance with the laws of the PRC.

12.2	Any dispute between the parties relative to the validity, interpretation or performance of this Agreement shall be settled through amicable consultation. Should the parties fail to resolve the dispute within 30 days from the date of the occurrence of the dispute, such dispute shall be submitted to China International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with the then effective arbitration rules of that Commission. The arbitration award shall be final and binding on both parties. Except for the matter of dispute that is submitted for arbitration, all the remaining parts of this Agreement shall remain valid and effective during the arbitration.

13.	Effectiveness of the Agreement and Miscellaneous

13.1	This Agreement shall be effective upon due execution by the legal or authorized representatives of both parties and the affixation of their official seals.

13.2	This Agreement can be executed separately by counterparts. The duly executed counterparts constitute a valid agreement. If the Agreement is executed by counterparts, it shall be construed as duly executed after the both parties have successfully transmitted its signed counterparts to each other by facsimile.

13.3	Following discussion and agreement by both parties, this Agreement and its appendices may be amended or supplemented by both parties, and any amendment or supplement shall take effect after execution by the legal or authorized representatives of both parties and after the affixation of the official seals.

13.4	This Agreement is severable. If any provision of this Agreement is determined to be invalid, unlawful or unenforceable, the validity and enforcement of other provisions shall not be affected.

13.5	This Agreement is written in Chinese and executed in six (6) original counterparts, two of which shall be retained by each party and the other two copies shall be retained by Party A for required filing with authorities. Each original counterpart has equal legal validity.

PARTY A: CHINA MOBILE (HONG KONG) LIMITED

By:	/s/ LU Xiangdong
Legal/authorized representative

PARTY B: CHINA MOBILE COMMUNICATIONS CORPORATION

By:	/s/ ZHANG Ligui
Legal/authorized representative